Barclays Bank PLC Market Linked Notes	Filed Pursuant to Rule 433 Registration No. 333-212571

Market Linked Notes – Upside Participation with Quarterly Averaging and Principal Return at Maturity

Notes Linked to the Dow Jones Industrial Average® due December 5, 2022

Final Term Sheet dated November 30, 2017 to Pricing Supplement dated November 30, 2017 (the “PS”)

Summary of Terms

Issuer	Barclays Bank PLC
Term	Approximately 5 years
Reference Asset	Dow Jones Industrial Average® (the “Index”)
Pricing Date	November 30, 2017
Issue Date	December 5, 2017
Stated Maturity Date	December 5, 2022
Original Offering Price[2]	$1,000 per note (100% of par)
Redemption Amount at Maturity	See “Calculation of the Redemption Amount at Maturity” on page 3 of this final term sheet.
Participation Rate	105%
Starting Level	24,272.35 (the closing level of the Index on the pricing date)
Average Ending Level	The arithmetic average of the closing levels of the Index on the calculation days
Calculation Days	Quarterly, on the 28th day of each February, May, August and November, commencing February 2018 and ending on the final calculation day
Final Calculation Day	November 28, 2022
Calculation Agent	Barclays Bank PLC
Denominations	$1,000 and any integral multiple of $1,000
CUSIP/ISIN	06744CKT7 / US06744CKT70
Agent Discount	4.4385%; dealers, including those using the trade name Wells Fargo Advisors (WFA), may receive a selling concession of up to 2.50% and WFA will receive a distribution expense fee of 0.120%

Investment Description

•	Linked to the Dow Jones Industrial Average®

•	Unlike ordinary debt securities, the notes do not pay interest. Instead, the notes provide for a payment at stated maturity that may be greater than or equal to the original offering price of the notes, depending on the percentage increase, if any, in the level of the Index from the starting level to the average ending level.

The payment at stated maturity will reflect the following terms:

o	If the average ending level is greater than the starting level:

You will receive the original offering price plus a positive return at maturity equal to 105% of the percentage increase from the starting level to the average ending level

o	If the average ending level is less than or equal to the starting level:

You will receive the original offering price at maturity, but you will not receive any positive return on your investment

•	Average ending level of the Index based on the average of the closing levels of the Index on specified dates occurring quarterly during the term of the notes

•	Repayment of the original offering price regardless of the performance of the Index

•	Any payment on the notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (as described in the PS) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the notes. See “Selected Risk Considerations” and “Consent to U.K. Bail-in Power” in the PS and “Risk Factors” in the accompanying prospectus supplement.

•	No periodic interest payments or dividends

•	No exchange listing; designed to be held to maturity

1 The issuer’s estimated value of the notes on the pricing date, based on its internal pricing models, is $931.40 per note. The estimated value is less than the original offering price of the notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-4 of the PS.

THIS FINAL TERM SHEET SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING PROSPECTUS, PROSPECTUS SUPPLEMENT, INDEX SUPPLEMENT AND PS. The notes will have the terms specified in the prospectus dated July 18, 2016, the prospectus supplement dated July 18, 2016 and the index supplement dated July 18, 2016, as supplemented or superseded by the PS. The notes have complex features, and investing in the notes involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” in this final term sheet and the accompanying PS and “Risk Factors” in the accompanying prospectus supplement.

The notes constitute our unsecured and unsubordinated obligations. The notes are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the notes, by acquiring the notes, each holder of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” in the PS.

Hypothetical Returns

Hypothetical average ending level	Percentage change from the hypothetical starting level to the hypothetical average ending level	Hypothetical redemption amount payable at stated maturity per note	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(1)
175.00	75.00%	$1,787.50	78.75%	11.95%
150.00	50.00%	$1,525.00	52.50%	8.62%
140.00	40.00%	$1,420.00	42.00%	7.13%
130.00	30.00%	$1,315.00	31.50%	5.55%
120.00	20.00%	$1,210.00	21.00%	3.85%
110.00	10.00%	$1,105.00	10.50%	2.01%
105.00	5.00%	$1,052.50	5.25%	1.03%
100.00(2)	0.00%	$1,000.00	0.00%	0.00%
95.00	-5.00%	$1,000.00	0.00%	0.00%
90.00	-10.00%	$1,000.00	0.00%	0.00%
80.00	-20.00%	$1,000.00	0.00%	0.00%
70.00	-30.00%	$1,000.00	0.00%	0.00%
60.00	-40.00%	$1,000.00	0.00%	0.00%
50.00	-50.00%	$1,000.00	0.00%	0.00%
25.00	-75.00%	$1,000.00	0.00%	0.00%

Each note has an original offering price of $1,000.

(1) The annualized rates of return are calculated on a semi-annual bond equivalent basis with compounding.

(2) The hypothetical starting level of 100.00 has been chosen for illustrative purposes only and does not represent the actual starting level. The actual starting level is set forth under “Summary of Terms” above. For historical data regarding the actual closing level of the Index, please see the historical information set forth under the section titled “The Dow Jones Industrial Average®” in the accompanying PS.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive at stated maturity and the resulting pre-tax rate of return will depend on the actual starting level and actual average ending level. There can be no prediction of the closing level of the Index on any day during the term of the notes, including on any calculation day.

Calculation of the Redemption Amount at Maturity

The redemption amount payable per note at maturity will be determined as follows:

•	If the average ending level is greater than the starting level, the redemption amount will be equal to $1,000 plus

•	If the average ending level is less than or equal to the starting level, the redemption amount will be equal to $1,000

The potential for a positive return on the notes at stated maturity is based on the average ending level, which will be calculated by reference to an average of the levels of the Index on calculation days occurring quarterly over the term of the notes. As a result, the average performance of the Index that is measured for purposes of the notes, which we refer to as its “quarterly average” performance, may be less than its performance as measured from the starting level to the level of the Index at or near stated maturity, which we refer to as its “point-to-point” performance. See “Selected Risk Considerations—The Potential For A Positive Return On The Notes At Stated Maturity Is Based On The Average Performance Of The Index During The Term Of The Notes, Which May Be Less Favorable Than The Performance Of The Index As Measured From The Starting Level To Its Level At Or Near Stated Maturity” in the accompanying PS.

Any payment on the notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the securities composing the Index. You should carefully review the risk disclosures set forth under the “Risk Factors” section of the prospectus supplement and the “Selected Risk Considerations” section in the accompanying PS. The risks set forth below are discussed in detail in the “Selected Risk Considerations” section in the accompanying PS.

•	You May Not Receive Any Positive Return On Your Investment In The Notes.

•	You Will Be Required To Recognize Taxable Income On The Notes Prior To Maturity.

•	The Potential For A Positive Return On The Notes At Stated Maturity Is Based On The Average Performance Of The Index During The Term Of The Notes, Which May Be Less Favorable Than The Performance Of The Index As Measured From The Starting Level To Its Level At Or Near Stated Maturity.

•	The Notes Are Subject To The Credit Risk Of Barclays Bank PLC.

•	You May Lose Some Or All Of Your Investment If Any U.K. Bail-In Power Is Exercised By The Relevant U.K. Resolution Authority.

•	The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

•	The Value Of The Notes Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•	No Assurance That The Investment View Implicit In The Notes Will Be Successful.

•	Owning The Notes Is Not The Same As Owning The Securities Composing The Index.

•	The Index Reflects The Price Return Of The Securities Composing The Index, Not The Total Return.

•	Adjustments To The Index Could Adversely Affect The Value Of The Notes And The Amount You Will Receive At Maturity.

•	The Estimated Value Of Your Notes Is Lower Than The Original Offering Price Of Your Notes.

•	The Estimated Value Of Your Notes Might Be Lower If Such Estimated Value Were Based On The Levels At Which Our Debt Securities Trade In The Secondary Market.

•	The Estimated Value Of The Notes Is Based On Our Internal Pricing Models, Which May Prove To Be Inaccurate And May Be Different From The Pricing Models Of Other Financial Institutions.

•	The Estimated Value Of Your Notes Is Not A Prediction Of The Prices At Which You May Sell Your Notes In The Secondary Market, If Any, And Such Secondary Market Prices, If Any, Will Likely Be Lower Than The Original Offering Price Of Your Notes And May Be Lower Than The Estimated Value Of Your Notes.

•	The Temporary Price At Which We May Initially Buy The Notes In The Secondary Market And The Value We May Initially Use For Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative Of Future Prices Of Your Notes.

•	We, Our Affiliates And Any Other Agent And/Or Participating Dealer May Engage In Various Activities Or Make Determinations That Could Materially Affect Your Notes In Various Ways And Create Conflicts Of Interest.

•	The Historical Performance Of The Index Is Not An Indication Of Its Future Performance.

•	Potentially Inconsistent Research, Opinions Or Recommendations By Barclays Capital Inc., WFS Or Their Respective Affiliates.

•	We Cannot Control Actions Of Any Of The Unaffiliated Companies Whose Securities Are Included As Components Of The Index.

•	We And Our Affiliates Have No Affiliation With The Index Sponsor And Have Not Independently Verified Its Public Disclosure Of Information.

Not suitable for all investors

Investment suitability must be determined individually for each investor. Whether or not the notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review carefully the “Selected Risk Considerations” beginning on page PS-10 of the accompanying PS and the “Risk Factors” beginning on page S-7 of the prospectus supplement for risks related to an investment in the notes. For more information about the Index, please see the section titled “The Dow Jones Industrial Average®” in the PS.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this final term sheet relates. Before you invest, you should read the prospectus dated July 18, 2016, the prospectus supplement dated July 18, 2016, the index supplement dated July 18, 2016, the PS and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you each of these documents if you request them by calling your Barclays Bank PLC sales representative, such dealer or toll-free 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

Consult your tax advisor

Investors should review carefully the accompanying PS, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

As used in this final term sheet, “we,” “us” and “our” refer to Barclays Bank PLC. Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

4